Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

PROPOSED CHANGE OF AUDITORS

The board of directors (the "Board") of China Southern Airlines Company Limited (the "Company") announced that the Board had approved the proposed appointment of KPMG Huazhen (Special General Partnership) to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control for the year 2016 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2016.

China Southern Air Holding Company, the controlling shareholder of the Company, is a state-owned enterprise regulated by the State-owned Assets Supervision and Administration Commission of the State Council of the People's Republic of China (the "SASAC"). Pursuant to the relevant requirements issued by SASAC and the Ministry of Finance of the People's Republic of China (the "MOF"), if the service term of the external auditor appointed by the state-owned enterprises to continuously undertake financial auditing work exceeds the prescribed time limit, such enterprises should consider or per request to change such auditor. In this connection, according to the above-mentioned requirements and the procurement management requirements of the Company, the Company determined KPMG Huazhen (Special General Partnership) and KPMG as the candidates of service provider through the bidding process.

The proposed appointment of KPMG Huazhen (Special General Partnership) and KPMG is subject to the approval by the Shareholders at the forthcoming annual general meeting (the "AGM").

PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers confirmed that there were no matters in respect of the circumstances leading to their cessation as the Company’s independent auditors that should be brought to the attention of the Shareholders and the Audit Committee of the Company. The Board also confirmed that there were no relevant matters regarding the proposed change of auditors that should be brought to the attention of the Shareholders. The Board further confirmed that there were no disagreements or unresolved matters between the Company and PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers regarding the proposed change of auditors.

1

A circular containing, inter alia, further details of the proposed change of auditors together with the notice convening the AGM will be despatched to the shareholders of the Company as soon as practicable.

The Board would like to express its sincere gratitude to PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers for their quality services provided to the Company in the past years.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

30 March 2016

As at the date of this announcement, the Directors include Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

2